

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

<u>Via E-Mail</u>
Richard D. Levy
Executive Vice President & Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

      Re: **Wells Fargo & Company**
                 Form 10-K for Fiscal Year Ended December 31, 2010
                 Filed February 25, 2011
                 Form 10-Q for Fiscal Quarter Ended March 31, 2011
                 Filed May 6, 2011
                 File No. 001-02979

Dear Mr. Levy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Stephanie L. Hunsaker

                       Stephanie L. Hunsaker
                       Senior Assistant Chief Accountant